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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
-------                                                Washington, D.C. 20549                             --------------------------
[ ]Check this box if no longer subject to                                                                 OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                          Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Estimated average burden
   Instruction 1(b).                                                                                      hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Husted        William             R.        Glimcher Realty Trust (GRT)                       to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
c/o Glimcher Realty Trust                      Number of Reporting     Month/Day/Year         Senior Vice President,
20 South Third Street                          Person, if an entity    3/07/03                  Construction Services
__________________________________________     (Voluntary)          _____________________    _________________________________________
                 (Street)
                                                                    5. If Amendment,          7. Individual or Joint/Group Filing
Columbus           Ohio            43215                               Date of Original          (Check Applicable Line)
__________________________________________                             (Month/Day/Year)       _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by More than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                          5. Amount of
                                         2A.                                                 Securities
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Beneficially
                              2. Trans-  Exe-        action       or Disposed of (D)         Owned          6. Ownership
                                 action  cution       Code        (Instr. 3, 4 and 5)        Following         Form:       7. Nature of
                                 Date    Date        (Instr.     ------------------------    Reported          Direct(D)      Indirect
                                (Month/  if any         8)                 (A)               Transaction(s)       or          Beneficial
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       (Instr.          Indirect(I)     Ownership
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               3 and 4)          (Instr. 4)    (Instr. 4)
----------------------------- ---------  ---------  ----------   --------  ---  --------   ------------       -----------    ----------

Common shares of beneficial
 interest, par value
 $.01 per share                 3/07/03                M          6,500     A    $14.75

                                3/07/03                S          6,500     D    $18.60

                                3/07/03                M            166     A    $14.75

                                3/07/03                S            166     D    $18.91         3,100            D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                                          Potential persons who respond to the collection of information contained                   Over
                                          in this form are not required to respond unless the form displays                SEC 1474 (9-02)
                                          a currently valid OMB Number.

FORM 4 (continued)

                        Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                      6. Date
                                                                                                                         Exercisable
                                                                                                                         and
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-           Expiration
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities           Date (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or            Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)         ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4, and 5)    Date     Expir-
1. Title of Derivative Security         ative         Day/         Day/      -----   ----  -----------------------    Exercis- ation
   (Instr. 3)                           Security      Year)        Year)      Code     V         A          D         able      Date
--------------------------------     -----------   ---------- -------------  ------------  ----------- -----------    -------- ------

Share Options (Right to Buy)            $14.75      3/07/03                    M                          6,666         (1)    3/07/11

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Share Options           Common Shares of
 (Right to Buy)         Beneficial Interest       6,666                      13,334             D

Explanation of Responses:

(1) Mr. Husted was granted options to purchase 20,000 common shares on March 7, 2001. These options are exercisable in three equal annual installments commencing on the first anniversary after the date of grant.

                                                                    /s/ George A. Schmidt, as attorney in fact       3/11/03
**Intentional misstatements or omissions of facts constitute        ---------------------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and              for William R. Husted                             Date
  15 U.S.C. 78ff(a).                                                **Signature of Reporting Person

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number
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